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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 11-K

(Mark One)

[ X ] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee Required]

                 For the fiscal year ended December 31, 1996

                                     or

[   ] Transition report pursuant to Section 15(d) of the Securities Exchange
      Act of 1934 [No Fee Required]

                   For the transition period from       to

                       Commission file number: 0-25630

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           U.S. ROBOTICS CORPORATION EMPLOYEE STOCK PURCHASE PLAN

    B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

                           U.S. Robotics Corporation
                           8100 North McCormick Boulevard
                           Skokie, Illinois 60076





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                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




U.S. Robotics Corporation Employee Stock Purchase Plan




By  /s/ Steven T. Campbell                             Date  June __, 1997
    ----------------------
    Steven T. Campbell
    Vice President and Controller, U.S. Robotics Corporation




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REQUIRED INFORMATION

Items 1-3.  Financial Statements

Listed below are the financial statements included in Form 11-K for the U.S. Robotics Corporation Employee Stock Purchase Plan:

     -  Report of Independent Certified Public Accountants
     - Statement of Net Assets Available for Benefits as of December 31, 1996 and 1995
     - Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 1996, 1995, and 1994
     -  Notes to the Financial Statements

Item 4. ERISA Requirements

The U.S. Robotics Corporation Employee Stock Purchase Plan is not subject to the requirements of ERISA.







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             REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
U.S. Robotics Corporation

We have audited the accompanying statement of net assets available for benefits of the U.S. Robotics Corporation Employee Stock Purchase Plan (the Plan) as of December 31, 1996 and 1995 and the related statement of changes in net assets available for benefits for the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years ended December 31, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.


                                            GRANT THORNTON LLP

                                            /s/ Grant Thornton LLP
                                            ----------------------


Chicago, Illinois
April 18, 1997 (except for Note G, as to which the date is May 8, 1997)



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U.S. ROBOTICS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995




                                                         1996        1995
                                                      ----------  ----------
Cash and cash equivalents                                         $    9,530

Contributions receivable                              $1,480,534     588,557

Investment in U.S. Robotics Corporation common stock
at market (106,702 and 79,746 shares, respectively;
at cost, $4,033,099 and $1,016,889 respectively)       7,682,513   3,498,939
                                                      ----------  ----------
Net assets available for benefits                     $9,163,047  $4,097,026
                                                      ==========  ==========

                           See accompanying notes.




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U.S. ROBOTICS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994





                                                  1996        1995       1994
                                               ----------  ----------  --------
Additions to net assets attributed to:
 Interest                                                  $    9,085  $  1,206
 Megahertz merger (See Note A)                                535,088
 Participant contributions                     $3,472,334   1,512,841   149,866
 Unrealized appreciation of investments         4,756,253   3,180,843    38,921
                                               ----------  ----------  --------
  Total additions                               8,228,587   5,237,857   189,993

Deductions from net assets attributed to:
 Participant withdrawals                        3,162,566   1,498,044     2,038
                                               ----------  ----------  --------
Net increase during the period                  5,066,021   3,739,813   187,955
Net assets available for benefits at
 beginning of period                            4,097,026     357,213   169,258
                                               ----------  ----------  --------
Net assets available for benefits at
 end of period                                 $9,163,047  $4,097,026  $357,213
                                               ==========  ==========  ========

                           See accompanying notes.



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                          U.S. ROBOTICS CORPORATION
                        EMPLOYEE STOCK PURCHASE PLAN
                        NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 1996 AND 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES

BASIS OF PRESENTATION

U.S. Robotics Corporation, a Delaware Corporation ("USR"), was organized to effect a corporate reorganization of U.S. Robotics, Inc. ("Robotics") whereby Robotics became, on February 22, 1995, a wholly-owned subsidiary of a new publicly-held parent corporation, USR. All of the outstanding shares of Robotics at the time of the reorganization were converted into an equal number of USR shares. Following the reorganization, the stockholders of USR had the same voting, dividend and liquidation rights they had as stockholders of Robotics. In conjunction with the reorganization, Robotics' name was changed to U.S. Robotics Access Corp. ("Access"). USR and its subsidiaries, all of which are wholly-owned, are collectively referred to as the "Company."

The U.S. Robotics Corporation Employee Stock Purchase Plan (the "Plan") was approved by the Company's stockholders on February 22, 1995. Upon consummation of the aforementioned reorganization, the Plan was substituted for the existing Robotics Employee Stock Purchase Plan (the "Predecessor Plan"), which had been approved and became effective on March 9, 1993. The Plan is substantially similar to the Predecessor Plan. Accordingly, the accompanying financial statements are reflective of the operations of the Plan as a continuation of the Predecessor Plan.

On February 22, 1995, the stockholders of Robotics and shareholders of Megahertz Holding Corporation ("Megahertz") each approved and adopted a plan of merger which resulted in Megahertz becoming a wholly-owned subsidiary of the Company. All of the outstanding shares of Megahertz were converted into shares of the Company. On July 1, 1995, the Megahertz employee stock purchase plan was merged into the Plan.

The financial statements of the Plan have been prepared in conformity with generally accepted accounting principles as applied to employee stock purchase plans and in accordance with the terms of the Plan. Interest income is recorded when received.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from these estimates.




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                          U.S. ROBOTICS CORPORATION
                        EMPLOYEE STOCK PURCHASE PLAN
                        NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 1996 AND 1995


NOTE B - PLAN DESCRIPTION AND FUNDING POLICY

GENERAL

Under the Plan, employees of the Company who meet certain requirements will be able to purchase shares of U.S. Robotics Corporation common stock ("Common Stock") at a price equal to 85% of the fair market value of the stock at prescribed dates. The maximum number of shares which may be sold under the Plan is 2,000,000. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

On April 12, 1996, the Company's Board of Directors approved a two-for-one split of the Company's common stock in the form of a 100 percent stock dividend. Stockholders of record, including Plan participants, as of the close of business on April 25, 1996, received one additional share for each share held. The additional shares were distributed to stockholders on May 10, 1996. The number of shares held by the Plan as of December 31, 1996 and 1995 as disclosed in the Statement of Net Assets Available for Benefits and the maximum number of shares which may be sold under the Plan as disclosed above reflect the 1996 split.

ELIGIBILITY

Employees of the Company who have been employed by the Company for three consecutive months and whose customary employment is more than twenty hours per week are eligible to participate in the Plan. However, no employee who would own upon exercise 5% or more of the total combined voting power of all classes of stock, no outside director, and no employee who is subject to Section 16 of the Securities Exchange Act of 1934 (and who is also a highly compensated employee within the meaning of Section 414(q) of the Internal Revenue Code) is eligible to participate.

OFFERINGS

From time to time, but not less frequently than once during any fiscal year, a committee appointed by the Board of Directors of the Company ("the Committee") may fix a date ("Offering Date") on which the Company will make an offer to all eligible employees of options to purchase Common Stock ("an Offering"). In order to participate in any Offering, an employee must complete and file with the Committee a Subscription Agreement and any other papers prescribed by the Committee by a date specified by the Committee following such Offering Date (the "Subscription Date"). An eligible employee shall become a "participant" under this Plan upon the filing of a Subscription Agreement. All Subscription Agreements shall be dated and shall be effective as of the next available Subscription Date.

METHOD OF PURCHASE AND PRICE DATE

A Participant shall pay for the shares of Common Stock by electing to authorize payroll deductions to be made beginning the first pay period following the Subscription Date and ending the last pay period of the Subscription Period with such authorization being any whole number percentage or any specified even dollar amount, up to but not more than 10% of the Participant's total compensation as defined by the Plan (but not less than $30 per bi-weekly payroll or $15 per weekly payroll, whichever is applicable). Certain participants employed by foreign subsidiaries of the Company, or whose employment is based in Canada, may also elect to pay for shares with one lump sum payment not greater than ten percent of the Participant's total compensation as defined by the Plan.





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                          U.S. ROBOTICS CORPORATION
                        EMPLOYEE STOCK PURCHASE PLAN
                        NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 1996 AND 1995

Each Offering shall be for a specified period of time to be fixed by the Committee on the Offering Date and shall be for no less than one month and no more than 27 months duration from the Offering Date. At times specified by the Committee ("Price Dates"), the Participant shall become entitled to purchase such number of shares of Common Stock as his accumulated payroll deductions or lump-sum deposits during the period will purchase, at a price equal to the lesser of (1) 85% of the fair market value of a share of Common Stock on the Price Date; or (2) 85% of the fair market value of a share of Common Stock on the Subscription Date. The fair market value on the Price Date or the Subscription Date shall be the closing bid price of such shares on such date as reported on the NASDAQ system or the last sales price of such shares on such date on any stock exchange on which such shares are traded, or if there is no such sale on that date, the last bid price prior thereto at which such sales were quoted on the NASDAQ system or the last sales price prior thereto at which such shares were traded on any stock exchange.

No Participant shall have the right to purchase more than an aggregate of $25,000 of Common Stock under the Plan and any other employee stock purchase plan of the Company described in Internal Revenue Code Section 423 in any calendar year. The $25,000 limit is based upon the fair market value per share of the Common Stock determined as of the time of the Subscription Date or the equivalent option grant date under another employee stock purchase plan.

PARTICIPANTS' ACCOUNTS

Individual accounts shall be maintained for each Participant. All payroll deductions or lump-sum payments of a Participant shall be credited to his or her account under the Plan. A Participant may discontinue his or her participation in the Plan, but no other change may be made during the Subscription Period and, specifically, a Participant may not alter the rate of his or her payroll deductions for the Offering.

TERMINATION OR AMENDMENT OF PLAN

The Plan will terminate automatically ten years from the effective date, February 22, 1995, unless special action is taken to terminate the plan sooner. The Board of Directors of the Company may at any time terminate or amend the Plan. Certain amendments require stockholder approval. These include increasing the number of authorized shares, changes in the class of employees eligible to participate and increasing the contribution maximum above ten percent of total compensation.


NOTE C - INVESTMENTS

The investment funds are allocated to the participants' accounts. Effective October 1, 1995, employee contributions are withheld by the Company and remain part of the general funds of the Company. Prior to this date, employee contributions were placed in a money market fund held at Alex Brown & Sons, Incorporated. Total interest income for the periods ended December 31, 1995 and 1994 as a result of this investment were $9,085 and $1,206 respectively.

Effective October 1, 1995, a Common Stock purchase is generally paid for from amounts held by the Company. Prior to this date, Common Stock purchased was generally paid for from the amounts held in the money market fund held at Alex Brown & Sons, Incorporated. As of December 31, 1995, Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Custodian") has established an account for the Common Stock allocable to each Participant. Common Stock is accounted for as a Plan asset until distributed from these accounts.



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                          U.S. ROBOTICS CORPORATION
                        EMPLOYEE STOCK PURCHASE PLAN
                        NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 1996 AND 1995


NOTE D - COMMON STOCK ISSUABLE

Participant contributions for the subscription period from October 1, 1996 through December 31, 1996 in the amount of $1,480,534 are shown as Contributions Receivable in the Statement of Net Assets Available for Benefits as of December 31, 1996. In January 1997, these contributions were used to acquire 27,631 shares of Common Stock at 85% of the fair market value of $63.00 at October 1, 1996 ($53.55).


NOTE E - BALANCES PAYABLE TO FORMER PARTICIPANTS

In accordance with the American Institute of Certified Public Accountants guidelines for defined contribution plans, balances payable to Plan Participants, both active and terminated, are included in Net Assets Available for Benefits until actually distributed. At December 31, 1996 and December 31, 1995, balances payable to Participants who elected partial or full withdrawals were $876 and $0, respectively.


NOTE F - TAX STATUS

The Plan is intended to qualify as an employee stock purchase plan in compliance with Section 423 of the Internal Revenue Code ("IRC"). The Plan is not a qualified plan in accordance with IRC Section 401(a). In addition, the Plan is not subject to the requirements of ERISA.


NOTE G - SUBSEQUENT EVENTS

On February 26, 1997, the Company executed a definitive merger agreement (the "Merger Agreement") with 3Com Corporation ("3Com"). Pursuant to the Merger Agreement, the Company will merge with and become a wholly owned subsidiary of 3Com. At the effective time of the merger, each outstanding share of the Company's common stock will be converted into the right to receive 1.75 shares of 3Com common stock. The respective obligations of the Company and 3Com to effect the merger are subject to the satisfaction of certain conditions, including, but not limited to, obtaining requisite shareholder and regulatory approvals, the approval for quotation on The Nasdaq National Market of the 3Com common stock to be issued pursuant to the merger, the absence of any injunction prohibiting consummation of the merger, the accuracy of the representations and warranties contained in the Merger Agreement, the receipt of certain legal opinions with respect to tax matters and the receipt and confirmation of certain accountants' letters with respect to the qualification of the merger as a pooling of interests transaction.

On May 8, 1997, 3Com's Registration Statement on Form S-4, as amended, (the "Registration Statement"), containing a Joint Proxy Statement and Prospectus related to the merger, was declared effective by the Securities and Exchange Commission. As indicated in the Registration Statement, special meetings of the stockholders of the Company and of the shareholders of 3Com for the purpose of considering and voting upon proposals to approve the merger will be held on June 11, 1997. It is anticipated that the merger will be effected during the Company's fiscal third quarter ending June 29, 1997.

The Company has agreed to take such action as is necessary to cause the Price Date of the then current Offering under the Plan to be the last trading day on which the Company's common stock is traded on The NASDAQ National Market immediately prior to the merger date ("the Final Purchase Date"). On the Final Purchase Date, the Company shall apply the funds credited as of such date under the Plan within each participant's payroll withholding account to the purchase of shares of the Company's common stock in accordance with the terms of the Plan.